UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.)*

UNITED BANCORP, INC.
(Name of Issuer)
COMMON STOCK
(Title of Class of Securities)
90944L103
(CUSIP Number)
12/31/2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☑ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

The filing of this Schedule shall not be construed as an admission by United Bancorp or United Bank & Trust that it is, for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, or for any other purposes, the beneficial owner of any securities covered by this schedule.

CUSIP No.	90944L103

1	NAMES OF REPORTING PERSONS UNITED BANK & TRUST

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	TECUMSEH, MICHIGAN

	5	SOLE VOTING POWER

NUMBER OF		386,780

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		24,522

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		371,874

WITH:	8	SHARED DISPOSITIVE POWER

		39,428

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	411,302

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	8.130%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	BK

CUSIP No.	90944L103

1	NAMES OF REPORTING PERSONS UNITED BANCORP, INC.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	TECUMSEH, MICHIGAN

	5	SOLE VOTING POWER

NUMBER OF		386,780

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		24,522

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		371,874

WITH:	8	SHARED DISPOSITIVE POWER

		39,428

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	411,302

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	8.130%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	HC

Item 1(a) Name of issuer: UNITED BANCORP, INC.
Item 1(b) Address of issuer’s principal executive offices: 205 E. CHICAGO BLVD., TECUMSEH, MI 49286
2(a) Name of person filing:
UNITED BANK & TRUST AND UNITED BANCORP, INC.
2(b) Address or principal business office or, if none, residence:
205 E. CHICAGO BLVD., TECUMSEH, MI 49286
2(c) Citizenship:
STATE OF MICHIGAN, UNITED STATES OF AMERICA
2(d) Title of class of securities:
COMMON STOCK
2(e) CUSIP No.:
90944L103
Item 3. If this statement is filed pursuant to §§240.13d—1(b) or 240.13d—2(b) or (c), check whether the person filing is a:
(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☑ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a—8);

(e)	☐ An investment adviser in accordance with §240.13d—1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d—1(b)(1)(ii)(F);

(g)	☑ A parent holding company or control person in accordance with §240.13d—1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a—3);

(j)	☐ A non-U.S. institution in accordance with §240.13d—1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with §240.13d—1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d—1(b)(1)(ii)(J), please specify the type of institution:
Item 4. Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned: 411,302.

(b)	Percent of class: 8.130%.

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote 386,780.

(ii)	Shared power to vote or to direct the vote 24,522 .

(iii)	Sole power to dispose or to direct the disposition of 371,874 .

(iv)	Shared power to dispose or to direct the disposition of 39,428 .
Item 5. Ownership of 5 Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.
N/A
Item 6. Ownership of More than 5 Percent on Behalf of Another Person. If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than 5 percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.
UNITED BANK & TRUST AND UNITED BANCORP, INC. HOLD THESE SECURITIES IN A FIDUCIARY CAPACITY ON BEHALF OF VARIOUS TRUST CUSTOMERS, SOME OF WHOM HAVE THE RIGHT TO RECEIVE, OR THE POWER TO DIRECT THE RECEIPT OF, DIVIDENDS FROM OR THE PROCEEDS FROM THE SALE OF THESE SECURITIES.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person. If a parent holding company or control person has filed this schedule pursuant to Rule 13d—1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d—1(c) or Rule 13d—1(d), attach an exhibit stating the identification of the relevant subsidiary.
SEE EXHIBIT 99.1
Item 8. Identification and Classification of Members of the Group
If a group has filed this schedule pursuant to §240.13d—1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d—1(c) or Rule 13d—1(d), attach an exhibit stating the identity of each member of the group.
N/A
Item 9. Notice of Dissolution of Group. Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.
N/A
Item 10. Certifications
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
N/A
Signature.
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 1/14/2010	Dated: 1/14/2010
UNITED BANK & TRUST	UNITED BANCORP, INC.

/s/ RACHAEL R. POTES	/s/ RANDAL J. RABE

RACHAEL R. POTES, TRUST OFFICER	RANDAL J. RABE, CFO